Filed by Ross Systems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Ross Systems, Inc.
Commission File No. 000-19092

ON AUGUST 24, 2004, ROSS SYSTEMS, INC. ISSUED THE FOLLOWING PRESS RELEASE:

chinadotcom and Ross Systems Provide Update on Merger

Hong Kong and Atlanta August 24, 2004 chinadotcom corporation (chinadotcom) (Nasdaq: CHINA; www.corp.china.com) and Ross Systems, Inc. (Ross Systems) (Nasdaq: ROSS; www.rossinc.com) today announced that the currently scheduled closing date for the acquisition of Ross Systems by chinadotcom is 10:00 a.m. EDT on August 26, 2004. The average closing price of chinadotcom shares for the 10 trading days preceding the second trading day before the anticipated closing date is US$4.31. As a result, the exchange ratio for stockholders of Ross Systems who elected to receive US$19.00 in a combination of cash and chinadotcom shares in connection with the merger is 3.25.

Because the 10-day average closing price for chinadotcom shares was below US$8.50, chinadotcom has the option to adjust the exchange ratio to increase the amount of cash and decrease the number of chinadotcom shares to be received by Ross stockholders who elected to receive a combination of cash and chinadotcom shares as merger consideration. In the event chinadotcom exercises its option to adjust the exchange ratio, it will deliver notice to Ross Systems of the adjusted exchange ratio prior to the closing date. In such case, Ross Systems stockholders would still be entitled to receive US$19.00 in a combination of cash and chinadotcom shares for each share of Ross Systems common stock, but would receive more than US$5.00 in cash per share and less than US$14.00 worth of chinadotcom shares for each share of Ross Systems common stock.

chinadotcom is a leading integrated enterprise software and mobile applications company in China and internationally. Ross Systems delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,400 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website www.corp.china.com.

About Ross Systems Inc.

Ross Systems, Inc. (NASDAQ: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,200 customer companies worldwide, Ross Systems’ family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross Systems¡¦ global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information about Ross Systems, please visit www.rossinc.com.

Forward Looking Statements

This press release contains forward-looking statements, including those relating to the closing of the transaction between Ross Systems and chinadotcom. Forward-looking statements include statements about plans and proposals for future actions, or events or conditions that may occur in the future. The words ¡§believe,¡¨ ¡§expect,¡¨ ¡§intend,¡¨ ¡§anticipate,¡¨ variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties and other factors that could cause actual events, conditions or results to differ materially from those anticipated in the forward-looking statements, as a result of a variety of risks, uncertainties and other factors, including, without limitation the possibility that conditions to closing of any acquisition agreement may not be satisfied, that one or more third parties may make competing acquisition proposals, commence litigation or take other action to seek to delay or prevent consummation of a transaction, or other events. Ross Systems and chinadotcom assume no obligation to update forward-looking statements to reflect future events.

For further information, please contact:

Media Relations
Jane Cheng, Public Relations
Tel: (852) 2961 2750
Fax: (852) 2571 0410
e-mail: jane.cheng@hk.china.com

          Investor Relations
Craig Celek, Vice President, Investor Relations
Tel: 1-212-661-2160
Fax: 1-973-591-9976
e-mail: craig.celek@hk.china.com